Exhibit 99.2

X3 Holdings Co., Ltd.

PROXY FOR 2024 ANNUAL MEETING OF SHAREHOLDERS

November 4, 2024

THE BOARD RECOMMENDS A VOTE FOR

THE PROPOSALS AND NOMINEES:

I. as an ordinary resolution, to ratify the selection and re-appointment of Onestop Assurance PAC as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2023 and 2024 (the “Auditor Re-appointment”).

FOR	AGAINST	ABSTAIN

II. as an ordinary resolution, to approve the election of existing directors of the Company (the “Director Re-election”).

FOR	AGAINST	ABSTAIN

III. as an ordinary resolution, to approve that (i) with immediate effect upon passing, every twenty (20) issued and unissued ordinary shares of the Company of par value of US$0.40 each be consolidated into one (1) share of par value of US$8 each (each a “Consolidated Share”), such Consolidated Shares shall rank pari passu in all respects with each other (the “Share Consolidation”) so that following the Share Consolidation, the authorized share capital of the Company will be changed from US$2,000,000,000 divided into 5,000,000,000 ordinary shares of a nominal or par value of US$0.40 each, to US$2,000,000,000 divided into 250,000,000 shares of par value of US$8 each; and (ii) all fractional entitlements to the issued Consolidated Shares resulting from the Share Consolidation will be disregarded and will not be issued to the shareholders of the Company, but all such fractional shares shall be redeemed in cash for the fair value of such fractional share, such fair value being the closing price of the ordinary shares on a post-consolidation basis on the applicable trading market on the first trading date of the ordinary shares following the Share Consolidation (the “Fractional Shares Redemption”).

FOR	AGAINST	ABSTAIN

IV. as an ordinary resolution, to approve that immediately following the Share Consolidation, the authorized share capital of the Company be increased from US$2,000,000,000 divided into 250,000,000 shares of par value of US$8 each, to US$40,000,000,000 divided into 5,000,000,000 shares of par value of US$8 each, consisting of 4,999,000,000 Class A ordinary shares of a par value of US$8.0 each and 1,000,000 Class B ordinary shares of a par value of US$8 each, by creation of an additional 4,750,000,000 Class A ordinary shares of a nominal or par value of US$8 each (the “Share Capital Increase”).

FOR	AGAINST	ABSTAIN

V. as a special resolution, to approve that immediately following the Share Capital Increase, 19,000,000 Class A ordinary shares of the additional 4,750,000,000 authorized Class A ordinary shares be re-designated as Class B ordinary shares, such the authorized share capital of the Company shall be changed to US$40,000,000,000 divided into (i) 4,980,000,000 Class A ordinary shares of a par value of US$8.00 each; and (ii) 20,000,000 Class B ordinary shares of a par value of US$8.00 each (the “Share Re-designation”).

FOR	AGAINST	ABSTAIN

VI. as a special resolution, to adopt the seventh amended and restated memorandum and articles of association in replace of the Company’s currently in effect sixth memorandum and articles of association to reflect the changes in connection with the Share Consolidation, the Fractional Shares Redemption, the Share Capital Increase and the Share Re-designation (the “Seventh Amendment of Memorandum”).

FOR	AGAINST	ABSTAIN

VII. as an ordinary resolution, to grant general authorizations to the board of directors or any one director or officer of the Company to act on behalf of the Company in connection with Proposals 1 to 6.

FOR	AGAINST	ABSTAIN

VIII. as an ordinary resolution, to approve resolutions with respect to any other business arising in connection with Proposals 1 to 6.

FOR	AGAINST	ABSTAIN

This Proxy is solicited on behalf of the management of X3 Holdings Co., Ltd. This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposals described above.

TO VOTE ONLINE: www.transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Anna Kotlova at akotlova@bizsolaconsulting.com

TO VOTE BY FAX: Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL: Please sign, date and mail to

Anna Kotlova

Transhare Corporation

Bayside Center 1

17755 US Highway 19 N

Suite 140

Clearwater

FL 33764

IMPORTANT: Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Consent to electronic delivery of proxy material: __________________________(email address)

Signature of Shareholder

__________________________________________

Signature of Joint Shareholder

__________________________________________

Dated:

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